Exhibit 99.3

Sandro G. Tobler, lic.iur.
Attorney at Law and public notary
BKS Advokatur Notariat
Alpenstrasse 2
CH-6300 Zug

Annual General Meeting of Auris Medical Holding AG
Wednesday, April 22, 2015, 10:30 a.m. (doors open at 10:00 a.m.)
Theater Casino Zug, Artherstrasse 2-4, 6300 Zug, Switzerland

Power of Attorney

I/we do not attend the Annual General Meeting in person and herewith grant power of attorney to the Independent Proxy with the following instructions:
1.	General instruction for the proposals of the Board of Directors:
	□	Approval of the proposals of the Board of Directors
	□	Disapproval of the proposals of the Board of Directors
	□	Abstention
2.	General instruction for motions or matters that have not been notified with the agenda:
	□	Approval of the proposals of the Board of Directors
	□	Disapproval of the proposals of the Board of Directors
	□	Abstention
3.	Individual instructions for proposals on the agenda: (please tick the desired individual instruction on the backside)
Note on power of attorney to the Independent Proxy:
Please send your admission ticket together with this power of attorney form directly to the Independent Proxy. If you grant power of attorney to him without voting instructions, he will abstain from voting your shares.

Name		Address
Date		Signature
Date		Signature*
*A second signature is required in case of joint signature powers of a legal entity.

3. Individual instructions to the Independent Proxy

Please provide below individual instructions to the extent that they differ from the general instruction. The individual instructions below take precedence over the general instruction.

Agenda Item		Approve	Disapprove	Abstention
1.	Approval of the Annual Report of Auris Medical Holding AG, the financial statements of Auris Medical Holding AG and the Group Consolidated Financial Statements for the 2014 financial year	□	□	□
2.	Discharge from liability of the members of the Board of Directors and the Executive Committee	□	□	□
3.	Appropriation of the financial result	□	□	□
4.	Approval of the compensation for the members of the Board of Directors and the Executive Committee
4.1	Aggregate amount of compensation for the Board of Directors	□	□	□
4.2	Aggregate amount of compensation for the members of the Executive Committee	□	□	□
5.	Re-election of the Chairman and members of the Board of Directors, Election to the Board of Directors
5.1	Re-election of Thomas Meyer, PhD, as member and Chairman of the Board of Directors	□	□	□
5.2	Re-election of Prof. Wolfgang Arnold, MD as member	□	□	□
5.3	Re-election of James Healy, MD, PhD, as member	□	□	□
5.4	Re-election of Oliver Kubli as member	□	□	□
5.5	Re-election of Antoine Papiernik as member	□	□	□
5.6	Election of Berndt Modig as member	□	□	□
5.7	Election of Calvin Roberts, MD, as member	□	□	□
6.	Re-elections and election to the Compensation Committee
6.1	Re-election of Antoine Papiernik as member	□	□	□
6.2	Re-election of Prof. Wolfgang Arnold, MD, as member	□	□	□
6.3	Election of James Healy, MD, PhD, as member	□	□	□
7.	Re-election of the Auditors, Deloitte AG	□	□	□
8.	Re-election of the Independent Proxy, Sandro G. Tobler	□	□	□